Exhibit 10.58

June 27, 2008

Peter C. Gonze
77 Pride’s Crossing Road
Sudbury, Massachusetts 01776

Dear Peter:

We are extremely pleased to offer you the position of Executive Vice President, Global Business Development with Averion International Corp. reporting to Markus Weissbach, CEO. This offer letter is contingent upon successful references and a background check. We anticipate a start date of August 4, 2008.

In this position, your 2008 compensation will be $10,000.00 bi-weekly which when annualized equals to an annual base salary of $260,000. Effective January 1, 2009, your compensation will be adjusted to $9,038.46 which when annualized equals $235,000 with the following bonus arrangement:

Based on new business signings, net of cancellations, for January 1, 2009 to December 31, 2009, the target bonus is $80,000 or 37.5% of $235,000. The bonus can be earned based on the following achievements:

	Description	Bonus
•	Between $115 million and $124.999 million	$80,000
•	Between $105 million and $114. 999 million	$70,000
•	Between $100 million and $104.999 million	$55,000
•	Between $95 million and $99.999 million	$45,000
•	Between $90 million and $94.999 million	$35,000
•	Less than $90 million	-0-
•	Every $5 million above $125 million entitles to another $10,000 in bonus amounts

We will pay your annual bonus, if any, on or about March 1st following the close of the prior calendar year period.

As approved by the Board of Directors and, in accordance, with the Stock Option Agreement Plan, you will be eligible for stock options in the amount of 2,000,000 options, which will vest annually at 25% per year of completed employment.

Additional terms of the offer include:

•	$375.00 per month car allowance;
•	Reimbursement of two (2) airline clubs; and
•	Twelve (12) months severance agreement (which will be provided in a separate document)

In addition to your compensation, you will be eligible to receive the health and welfare benefits which are offered to all Averion International Corp. employees.

In your work for the Company, you will be expected not to use or disclose any confidential information, including trade secrets, of any former employer or other person to whom you have an obligation of confidentiality. You agree that you will not bring onto Company premises any unpublished documents or property belonging to any former employer or other person to whom you have an obligation of confidentiality. In the performance of your duties for the Company, you will be expected to use only that information which is generally known and used by persons with training and experience comparable to your own, which is common knowledge in the industry or otherwise legally in the public domain, or which is otherwise provided or developed by the Company.

Your employment pursuant to this offer is contingent on you executing the enclosed Proprietary Information and Inventions Agreement and a 12-month Non-compete Agreement.

This offer is valid through Thursday, July 3, 2008 at Noon Eastern Standard Time, at which time if it is not executed, it becomes null and void.

Averion International Corp. is a progressive and growing firm of high-caliber professionals and we are pleased to ask you to join us. If this offer is satisfactory, please sign the bottom and return this letter as soon as possible. We look forward to a long and mutually prosperous relationship.

If you have any questions, please do not hesitate to call me at 508-508-5925.

Yours sincerely,

/s/Markus Weissbach
Markus Weissbach
Chief Executive Officer

s/s Peter C. Gonze
Peter C. Gonze

       7/1/2008

Date

Encl:	Proprietary Information and Inventions Agreement Non-compete Agreement